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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                 FX ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   302695101;
                             302695994 (Restricted)
                             ----------------------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

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----------------------                                         -----------------
CUSIP No. 302695101;                  13G                      Page 2 of 6 Pages
302695994 (Restricted)
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            776,250

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             78,750
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 776,250

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            78,750

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           855,000

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES                                                            [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.8%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA

---------- ---------------------------------------------------------------------


                               Page 2 of 6 pages

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Item 1(a)           Name of Issuer:
                    ---------------

                    FX Energy, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    3006 Highland Drive
                    Suite 206
                    Salt Lake City, Utah 84106

Item 2(a)           Name of Person Filing:
                    ----------------------

                    This statement is being filed by Cumberland
                    Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, ten securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce
                    G. Wilcox, Andrew M. Wallach and Dipak M.
                    Patel are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    ------------

                    Cumberland Associates LLC is a New York
                    limited liability company. Each of the
                    Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Stock, par value $.001 per share (the "Shares")

Item 2(e)           CUSIP Number:
                    -------------

                    302695101
                    302695994 (Restricted)

Item 3              Not Applicable

Item 4.             Ownership:
                    ----------


                               Page 3 of 6 pages

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Item 4(a)           Amount Beneficially Owned:
                    --------------------------

                    As of January 31, 2001, Cumberland Associates
                    LLC may be deemed to be the beneficial owner of 855,000 Shares.

Item 4(b)           Percent of Class:
                    -----------------

                    The number of Shares of which Cumberland
                    Associates LLC may be deemed to be the
                    beneficial owner constitutes approximately
                    4.8% of the total number of Shares
                    outstanding.

Item 4(c)           Number of shares as to which such person has:
                    ---------------------------------------------

                    (i)      Sole power to vote or to direct the
                             vote: 776,250

                    (ii)     Shared power to vote or to direct the
                             vote:  78,750

                    (iii) Sole power to dispose or to direct the disposition of: 776,250

                    (iv) Shared power to dispose or to direct the disposition of: 78,750

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ X ]

Item 6              Ownership of More than Five Percent on Behalf of
                    ------------------------------------------------
                    Another Person:
                    ---------------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable


                               Page 4 of 6 pages

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Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    -------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------

                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001


                                        CUMBERLAND ASSOCIATES LLC

                                        By: /s/ Bruce G. Wilcox
                                            ------------------------------
                                        Name:  Bruce G. Wilcox
                                        Title: Member


                               Page 6 of 6 pages